Exhibit 99.1
Caesarstone Reports Third Quarter 2022 Financial Results

– Record Third Quarter Revenue up 10.6% to $180.7 Million and up 14.9% on a Constant Currency Basis –
– Net Loss Attributable to Controlling Interest of $0.5 Million, or ($0.02) Per Share –
– Adjusted EBITDA of $13.4 Million –
– Revises Full Year 2022 Outlook –

MP MENASHE, Israel – November 9, 2022 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its third quarter ended September 30, 2022.

Yuval Dagim, Caesarstone’s Chief Executive Officer commented, “Our third quarter results represent further progress against our multi-faceted growth strategy to transform Caesarstone into a leading premium, multi-material countertop company. We produced our 7th consecutive quarter of double-digit revenue growth on a constant currency basis, leading to another quarter of record revenue. We are implementing successful pricing actions that are helping to mitigate increasing costs of raw materials and shipping, and we plan to enact additional actions in the months ahead. We also continue to benefit from the successful integration of our acquired businesses in addition to the expansion of our innovative digital platforms across our global footprint.

While the execution of our strategy remains effective, foreign exchange rates as a result of appreciation of the U.S Dollar against all other currencies have become an increasing headwind to our top and bottom line, as reflected in third quarter results. Price is more than offsetting softening volume attributable to the challenging macroeconomic environment, particularly in the U.S., which has weighed on renovation and new construction activity. As a result of these macroeconomic conditions, we have already taken measures to align our production and Inventory levels to new conditions in the market and plan to continue to take actions to reduce costs. We have revised our full year 2022 outlook predominately to reflect unfavorable foreign exchange rate impacts that are expected to continue through year end, as well as higher shipping and other related costs. I am proud of our entire team’s efforts to execute the initiatives under our global growth acceleration plan during these complex times. I am confident that we have the right plan in place to create additional value in our business by leveraging our world-renowned brand, multi-material product offerings, and innovative go-to-market initiatives.”

Third Quarter 2022 Results

Revenue in the third quarter of 2022 grew 10.6% to a third quarter record of $180.7 million compared to $163.3 million in the prior year quarter. On a constant currency basis, third quarter revenue was higher by 14.9% year-over-year. Revenue growth was primarily driven by higher pricing across the majority of our global footprint particularly in North America.

Gross margin in the third quarter of 2022 was 23.0% compared to 26.2% in the prior year quarter. Adjusted gross margin in the third quarter was 23.1% compared to 26.3% in the prior year quarter. The majority of the year-over-year reduction in gross margin reflected unfavorable foreign currency exchange rate fluctuations as a result of appreciation of the U.S Dollar against all other currencies, with the remainder attributable to higher logistics, shipping and raw material costs, which were partially offset by pricing actions.

Operating expenses in the third quarter of 2022 were $38.5 million, or 21.3% of revenue, compared to $33.9 million, or 20.7% of revenue in the prior year quarter mainly due to higher marketing and selling expenses. Excluding legal settlements and loss contingencies, adjusted operating expenses were 20.9% of revenue, compared to 21.0% in the prior year quarter.

Operating income in the third quarter of 2022 was $3.2 million compared to $8.9 million in the prior year quarter. The year-over-year decrease mainly reflects higher operating expenses.

Adjusted EBITDA in the third quarter of 2022, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $13.4 million, representing a margin of 7.4%. This compared to adjusted EBITDA of $17.7 million, representing a margin of 10.8%, in the prior year quarter. The year-over-year decrease primarily reflects the lower gross margin.

Finance expenses in the third quarter of 2022 was $4.3 million compared to finance expense of $2.4 million in the prior year quarter. The difference primarily reflects changes in value of financial assets and liabilities denominated in currencies other than U.S. dollars, a result of foreign currency exchange rate fluctuations.

Net loss attributable to controlling interest for the third quarter of 2022 was $0.5 million compared to net income of $5.9 million in the prior year quarter. Net loss per share for the third quarter was $0.02 compared to net income per share of $0.17 in the prior year quarter. Adjusted diluted net income per share for the third quarter was $0.01 on 34.6 million shares, compared to adjusted diluted net income per share of $0.20 in the prior year quarter on a similar share count.

Balance Sheet & Liquidity

As of September 30, 2022, the Company’s balance sheet included cash, cash equivalents and short-term bank deposits and short and long-term marketable securities of $66.2 million and total debt to financial institutions of $34.5 million.

Dividend

The Company’s dividend policy provides for a quarterly cash dividend of up to 50% of reported net income on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors. No dividend is paid if it would be less than $0.10 per share. Pursuant to the Company’s dividend policy, the Company does not intend to pay a dividend for the third quarter of 2022, based on its reported net loss attributable to controlling interest for the period.

Outlook

The Company revises its expectation for 2022 revenue to be in the range of $690 million to $700 million, compared to a prior range of $710 million to $725 million, with the decrease predominantly attributable to the impact of foreign currency exchange rates. Additionally, the Company has moderated its volume expectations for the year due to softening economic conditions as higher interest rates and inflation have continued to pressure renovation and new construction activity, particularly in the U.S. Additionally, the Company revises its expectation for Adjusted EBITDA as a percentage of revenues to be approximately 8.0% to 8.5% for the full year 2022 compared to 10.6% in 2021 due predominantly to unfavorable foreign currency exchange rates and to a lesser extent due to higher shipping and logistics related costs.

Webcast and Conference Call Details

The Company will host a webcast and conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast can be accessed through the Investor Relations section of the Company’s website at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally, by dialing 1-855-327-6837 and 1-631-891-4304, respectively. The toll-free Israeli number is 1 80 945 8327. Upon dialing in, please request to join the Caesarstone Third Quarter 2022 Earnings Conference Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or + 1-412-317-6671 (international) and enter pass code 10020291. The replay will be available beginning at 11:30 a.m. ET on Wednesday, November 9, 2022 and will last through 11:59 p.m. ET on Wednesday, November 16, 2022.

About Caesarstone

Caesarstone is a global leader of premium surfaces, specializing in countertops that create dynamic spaces of inspiration in the heart of the home. Established in 1987, its multi-material portfolio of over 100 colors combines the company’s innovative technology with its powerful design passion. Spearheading high-quality, sustainable surfaces, Caesarstone delivers functional resilience with timeless beauty, for a vast range of applications, including kitchen countertops, bathroom vanities, and more, for indoor and outdoor spaces.

Since it pioneered quartz countertops over thirty years ago, the brand has expanded into porcelain and natural stone and is on the ground in more than 50 countries worldwide while enhancing customer experience through the expansion of groundbreaking digital platforms & services. More information on Caesarstone: caesarstoneus.com, Facebook, Twitter, YouTube, Pinterest, and Instagram

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income (loss) to adjusted net income (loss) and net income (loss) to adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include statements regarding the Company’s sustainability goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business and sustainability vision. These forward-looking statements also may relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, and expectations of the results of the Company’s business optimization initiatives. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the impact of the COVID-19 pandemic on end-consumers, the effects of global economy and geo-politics on the Company’s business and operations; managing constraints in the global supply chain, raw material shortages, increased prices and effects of challenges in global shipping and transportation; Company’s ability to pass all or some of these increases to its customers;  the strength of the home renovation and construction sectors; intense competitive pressures; disruptions to our information technology systems globally, including by deliberate cyber-attacks; the degree of the Company’s ability to develop, produce and deliver high quality and safe products; fluctuations in currency exchange rates against the U.S. Dollar; Company’s ability to raise funds to finance our current and future capital needs; Company’s ability to build-out and expand into certain markets and successfully integrate our acquisitions; the Company’s ability to effective manage its relationship with key suppliers; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with our operations and products; efficiently manufacturing our products and managing changes in production and supply chain; economic conditions within any of our key existing markets; the success of our expansion efforts in the United States; the extent of the Company’s ability to meet its ESG goals and targets, management of GHG and other emissions; the impacts of conditions in Israel, such as negative economic, labor or geopolitical events; the unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors, risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2022, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Investor Relations:
ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	September 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$58,560	$74,315
Short-term available for sale marketable securities	6,590	11,228
Trade receivables, net	90,183	82,815
Other accounts receivable and prepaid expenses	32,553	35,443
Inventories	247,141	204,725

Total current assets	435,027	408,526

LONG-TERM ASSETS:

Severance pay fund	3,360	4,090
Other long-term receivables	3,147	3,832
Deferred tax assets, net	14,669	10,880
Long-term deposits and prepaid expenses	394	449
Operating lease right-of-use assets	142,253	154,652
Long-term available for sale marketable securities	1,002	8,647
Property, plant and equipment, net	199,786	221,150
Goodwill and intangible assets, net	53,741	55,427

Total long-term assets	418,352	459,127

Total assets	$853,379	$867,653

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$28,968	$12,523
Trade payables	84,505	81,369
Related parties and other loans	291	2,276
Short term legal settlements and loss contingencies	14,067	22,592
Accrued expenses and other liabilities	64,012	64,534

Total current liabilities	191,843	183,294

LONG-TERM LIABILITIES:

Long-term bank and other loans and financing liability of land from a related party	5,514	6,240
Legal settlements and loss contingencies long-term	22,303	20,859
Deferred tax liabilities, net	4,519	4,992
Long-term lease liabilities	122,374	143,324
Accrued severance pay	4,672	5,500
Long-term warranty provision	1,251	1,280

Total long-term liabilities	160,633	182,195

REDEEMABLE NON-CONTROLLING INTEREST	7,978	7,869

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	163,171	161,929
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net	(11,418)	(704)
Retained earnings	385,818	377,716

Total equity	492,925	494,295

Total liabilities and equity	$853,379	$867,653

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income

	Three months ended Septemebr 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Revenues	$180,727	$163,341	$531,437	$472,835
Cost of revenues	139,110	120,607	399,123	341,015

Gross profit	41,617	42,734	132,314	131,820

Operating expenses:
Research and development	853	820	2,947	3,039
Sales and Marketing	23,821	21,261	72,080	63,131
General and administrative	13,187	12,162	39,735	37,099
Legal settlements and loss contingencies, net	601	(385)	1,059	4,464

Total operating expenses	38,462	33,858	115,821	107,733

Operating income	3,155	8,876	16,493	24,087
Finance expenses (income), net	4,307	2,403	(3,486)	165

Income before taxes	(1,152)	6,473	19,979	23,922
Taxes on income	(788)	603	2,457	2,730

Net income (loss)	$(364)	$5,870	$17,522	$21,192

Net loss (income) attributable to non-controlling interest	(99)	78	(610)	651

Net income (loss) attributable to controlling interest	$(463)	$5,948	$16,912	$21,843
Basic net income (loss) per ordinary share (*)	$(0.02)	$0.17	$0.49	$0.62
Diluted net income (loss) per ordinary share (*)	$(0.02)	$0.17	$0.48	$0.62
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,493,599	34,463,460	34,485,587	34,472,016
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,493,599	34,529,130	34,543,319	34,558,509

(*) The numerator for the calculation of net income per share for the three and nine months ended September 30, 2022 and 2021, has been decreased by approximately $0.1 and $0.1 million, and $0.2 and $0.3 million respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Nine months ended September 30,
U.S. dollars in thousands	2022	2021
	(Unaudited)
Cash flows from operating activities:

Net income	$17,522	$21,192
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,223	26,491
Share-based compensation expense	1,243	1,387
Accrued severance pay, net	(84)	70
Changes in deferred tax, net	(4,001)	(1,587)
Capital (gain) loss	65	(3)
Legal settlemnets and loss contingencies, net	1,060	4,464
Increase in trade receivables	(10,810)	(1,139)
Decrease (increase) in other accounts receivable and prepaid expenses	1,377	(12,349)
Increase in inventories	(50,098)	(24,880)
Increase in trade payables	3,305	13,843
Increase (decrease) in warranty provision	(128)	8
Changes in right of use assets	10,533	(18,863)
Changes in lease liabilities	(19,663)	19,128
Amortization of premium and accretion of discount on marketable securities, net	193	304
Changes in Accrued interest related to Marketable Securities	44	25
Decrease in accrued expenses and other liabilities including related parties	(2,073)	(6,646)

Net cash provided by (used in) operating activities	(24,292)	21,445

Cash flows from investing activities:

Net cash paid for acquisitions	(2,245)	-
Repayment of assumed shareholders loan related to acquisition	-	(1,966)
Repayment of contingent consideration related to acquisition	-	(1,780)
Purchase of property, plant and equipment	(12,771)	(26,024)
Proceeds from sale of property, plant and equipment	9	7
Maturity of (investment in) marketable securities	11,901	(927)
Decreae (increase) in long term deposits	341	(150)

Net cash used in investing activities	(2,765)	(30,840)

Cash flows from financing activities:

Dividend paid	(8,625)	(7,234)
Changes in short-term bank credits and long-term loans, including related parties	21,947	(11,096)
Repayment of a financing leaseback related to Bar-Lev transaction	(859)	(981)

Net cash provided by (used in) financing activities	12,463	(19,311)

Effect of exchange rate differences on cash and cash equivalents	(1,161)	(492)

Decrease in cash and cash equivalents and short-term bank deposits	(15,755)	(29,198)
Cash and cash equivalents and short-term bank deposits at beginning of the period	74,315	114,248

Cash and cash equivalents and short-term bank deposits at end of the period	$58,560	$85,050

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(441)	(737)

Caesarstone Ltd. and its subsidiaries

	Three months ended Septemebr 30,		Nine months ended September 30,
U.S. dollars in thousands	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$41,617	$42,734	$132,314	$131,820
Share-based compensation expense (a)	79	72	228	214
Amortization of assets related to acquisitions	80	79	234	773
Adjusted Gross profit (Non-GAAP)	$41,776	$42,885	$132,777	$132,807

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended Septemebr 30,		Nine months ended September 30,
U.S. dollars in thousands	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$(364)	$5,870	$17,522	$21,192
Finance expenses (income), net	4,307	2,403	(3,486)	165
Taxes on income	(788)	603	2,457	2,730
Depreciation and amortization	9,200	8,802	27,223	26,491
Legal settlements and loss contingencies, net (a)	602	(385)	1,060	4,464
Contingent consideration adjustment related to acquisition	57	-	57	284
Acquisition and integration related expenses	-	-	80	-
Share-based compensation expense (b)	375	391	1,243	1,387

Adjusted EBITDA (Non-GAAP)	$13,389	$17,684	$46,156	$56,713

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended Septemebr 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Reconciliation of net income attributable to controlling interest to adjusted net income (loss) attributable to controlling interest:
Net income (loss) attributable to controlling interest	$(463)	$5,948	$16,912	$21,843
Legal settlements and loss contingencies, net (a)	602	(385)	1,060	4,464
Contingent consideration adjustment related to acquisition	57	-	57	284
Amortization of assets related to acquisitions, net of tax	548	502	1,548	1,889
Share-based compensation expense (b)	375	391	1,243	1,387
Acquisition and integration related expenses	-	-	80	-
Non cash revaluation of lease liabilities (c)	(796)	430	(10,203)	(543)
Total adjustments	786	938	(6,215)	7,481
Less tax on non-tax adjustments (d)	311	56	(764)	854
Total adjustments after tax	476	882	(5,451)	6,628

Adjusted net income attributable to controlling interest (Non-GAAP)	$13	$6,830	$11,461	$28,471
Adjusted diluted EPS (e)	$0.01	$0.20	$0.33	$0.82

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accoradance with FASB ASC 842.
(d)	Tax adjustments for the three and nine months ended September 30, 2022 and 2021, based on the effective tax rates.
(e)
In calculating adjusted diluted (Non-GAAP) EPS for the three and nine months ended September 30, 2022 and 2021, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended Septemebr 30,		Nine months ended September 30,		Three months ended Septemebr 30,		Nine months ended September 30,
U.S. dollars in thousands	2022	2021	2022	2021
	(Unaudited)		(Unaudited)		YoY % change	YoY % change CCB	YoY % change	YoY % change CCB

USA	$87,623	$79,065	$265,899	$227,740	10.8%	10.8%	16.8%	16.8%
Canada	23,607	22,479	72,704	62,204	5.0%	8.7%	16.9%	19.8%
Latin America	1,470	1,485	3,517	3,084	-1.0%	-1.0%	14.0%	14.1%
America's	112,700	103,029	342,120	293,028	9.4%	10.2%	16.8%	17.4%

Australia	31,204	29,215	86,938	87,984	6.8%	14.6%	-1.2%	6.1%
Asia	8,834	7,232	26,716	22,379	22.2%	28.8%	19.4%	21.0%
APAC	40,038	36,447	113,654	110,363	9.9%	17.4%	3.0%	9.2%

EMEA	17,004	14,106	48,054	42,676	20.5%	41.1%	12.6%	25.8%

Israel	10,985	9,759	27,609	26,768	12.6%	16.5%	3.1%	4.4%

Total Revenues	$180,727	$163,341	$531,437	$472,835	10.6%	14.9%	12.4%	15.5%